Exhibit 4.4
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Snap Inc. (“we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our Class A common stock, $0.00001 par value per share. The following description of our capital stock is a summary and does not purport to be complete. It is qualified in its entirety by, and should be read in conjunction with, our certificate of incorporation, bylaws, and applicable Delaware law.
Authorized Capital Stock
Our authorized capital stock consists of 4,460,887,848 shares, of which:
•3,000,000,000 shares are designated as Class A common stock, $0.00001 par value per share;
•700,000,000 shares are designated as Class B common stock, $0.00001 par value per share;
•260,887,848 shares are designated as Class C common stock, $0.00001 par value per share; and
•500,000,000 shares are designated as preferred stock, $0.00001 par value per share.
Class A Common Stock, Class B Common Stock, and Class C Common Stock
Voting Rights
Our Class A common stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of Class A common stock to vote, with one vote per share, on a matter if we were to:
•change the par value of the common stock; or
•amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class A common stock.
In addition, Delaware law would permit holders of Class A common stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class A common stock, but not the Class B common stock or Class C common stock. As a result, in these limited instances, the holders of a majority of the Class A common stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class A common stock to rank junior to the Class B common stock and Class C common stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class A common stock, with each share of Class A common stock entitled to one vote per share. In this instance, the holders of a majority of Class A common stock could defeat that amendment to our certificate of incorporation. Moreover, if an amendment to our certificate of incorporation would alter the powers, preferences, or special rights of the Class A common stock and either the Class B common Stock or the Class C common stock in a way that would affect them adversely compared to the unaffected class, Delaware law would permit the holders of Class A common stock to vote with the other adversely affected class of common stock together as a single class. For example, if a proposed amendment to our certificate of incorporation provided for the Class A common stock and Class B common stock to rank junior to the Class C common stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class A common stock and Class B common stock voting together as a single class, with each share of Class A common stock and Class B common stock entitled to one vote per share. In this instance, the holders of a majority of the Class A common stock and Class B common stock, voting together as a single class, could defeat that amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class A common stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class B common stock and Class C common stock, voting together as a single class. As a result, the holders of a majority of the outstanding Class B common stock and Class C common stock can approve an increase or decrease in the number of authorized shares of Class A common stock without a separate vote of the holders of Class A common stock. This could allow us to increase and issue additional shares of Class A common stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class A common stock.
Holders of our Class B common stock are entitled to one vote per share and holders of Class C common stock are entitled to ten votes per share on any matter submitted to our shareholders. Except as set forth above, holders of shares of Class B common stock and Class C common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders. In addition, each class of our common stock may have the right to vote separately in certain instances as listed below under “-Economic Rights.”
On the date that all outstanding shares of Class C common stock have converted to Class B common stock, all shares of Class B common stock will convert to Class A common stock and the holders of Class A common stock will be entitled to one vote per share.
Our certificate of incorporation does not provide for cumulative voting for the election of directors.
Founder Proxy Agreement
Evan Spiegel and Robert Murphy, our co-founders, have entered into a proxy agreement with each other. The agreement will apply to all shares of our Class B common stock and Class C common stock that each may beneficially own from time to time or have voting control over.
Under the proxy agreement, Mr. Spiegel has designated Mr. Murphy as his designated proxy holder, and Mr. Murphy has designated Mr. Spiegel as his designated proxy holder. Each co-founder has the right to select from time to time an alternate proxy holder who would exercise the proxy if the primary proxy holder were unable or unwilling to serve as a proxy. Mr. Spiegel and Mr. Murphy have each appointed Michael Lynton as his alternate proxy. Mr. Spiegel and Mr. Murphy may not change the primary proxy holder without the other’s consent. A proxy holder will have the right to exercise all of the voting and consent rights of our shares of Class B common stock and Class C common stock beneficially owned by the deceased or disabled co-founder or over which he has voting control on and for the nine months following the co-founder’s death or during his disability. Before any proxy holder may vote or act by written consent with respect to the shares of Class B common stock and Class C common stock over which they hold a proxy, that proxy holder will meet with the independent members of our board of directors within 90 days of the co-founder’s death or disability.
The proxy agreement will terminate as soon as any of the following occur: (i) nine months after the death of both Mr. Spiegel and Mr. Murphy, (ii) the liquidation, dissolution, or winding up of our business operations, (iii) the execution by us of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of our property and assets, or (iv) the date as of which Mr. Spiegel and Mr. Murphy terminate the proxy agreement by written consent of Mr. Spiegel and Mr. Murphy, with notice to us.
Co-Founder’s Agreements
Each of Evan Spiegel and Robert Murphy has also entered into a co-founder’s agreement, pursuant to which, under certain circumstances related to the Special Dividend (as defined under the heading “Economic Rights - Dividends and Distributions” below) Mr. Spiegel and Mr. Murphy must convert a share of Class B common stock or Class C common stock, as the case may be, into a share of Class A common stock.
Specifically, (i) in the event Mr. Spiegel or Mr. Murphy sells during any Conversion Period (as defined below) a share of Class A common stock received as the Special Dividend on a share of Class B common stock, he shall be required to convert such share of Class B common stock into a share of Class A common stock and (ii) in the event Mr. Spiegel or Mr. Murphy sells during any Conversion Period a share of Class A common stock received as the Special Dividend on a share of Class C common stock, he shall be required to convert such share of Class C common stock into one share of Class A common stock ((i) and (ii) collectively, the “Conversion Requirement”), unless a majority of the Independent Directors (as defined in our certificate of incorporation) waives the Conversion Requirement prior to such conversion.
“Conversion Period” shall mean either of the following periods of time: (i) beginning on June 30, 2023 and ending on January 1, 2027; or (ii) beginning on the date (if any) on which Mr. Spiegel or Mr. Murphy, as applicable, has neither been a director nor an employee for a continuous period of two (2) years (subject to certain exceptions), and ending on the date (if any) on which Mr. Spiegel or Mr. Murphy, as applicable, resumes service with us as a director or employee; provided, that no Conversion Period shall commence prior to the declaration and payment of the Special Dividend.
The Conversion Requirement does not apply to any sale (i) that would meet the requirements of a permitted transfer or (ii) (x) that constitutes a donation of such dividend shares to a tax-exempt organization or (y) the net proceeds of which are donated to a tax-exempt organization.
Each co-founder’s agreement will terminate as soon as any of the following occur: (i) Mr. Spiegel or Mr. Murphy, as applicable, along with their permitted transferees and qualified trusts and certain affiliates, ceases to own any shares of Class C common stock or Class B common stock following the payment of the Special Dividend (including as a result of the occurrence of the Final Conversion Date (as defined in our certificate of incorporation)); (ii) if the condition for the declaration of the Special Dividend has not been satisfied as of such date, the tenth (10th) anniversary of the effective date of the co-founder’s agreement; or (iii) the date as of which Mr. Spiegel or Mr. Murphy, as applicable, agrees to terminate the co-founder’s agreement and such termination has been approved by a majority of the Independent Directors and executed on our behalf.
Economic Rights
Except as otherwise expressly provided in our certificate of incorporation or required by Delaware law, all shares of Class A common stock, Class B common stock, and Class C common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below:
Dividends and Distributions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock, Class B common stock, and Class C common stock will be entitled to share equally, identically, and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by us, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated adversely voting separately as a class. Even though holders of Class A common stock are not normally entitled to a vote on matters presented to our stockholders, they would be entitled to vote separately as a class, with one vote per share, on dividends and distributions if the holders of Class A common stock were treated adversely. As a result, if the holders of Class A common stock were treated adversely in any dividend or distribution, the holders of a majority of Class A common stock could defeat that dividend or distribution. In addition, if any two classes of common stock are treated adversely relative to another class of common stock with respect to any dividend or distribution, the vote of the holders of a majority of the adversely affected classes, voting together as a single class, would be required to approve that dividend or distribution. For example, if we were to make a distribution of cash to the holders of Class C common stock but not make a cash distribution or make a distribution of stock instead of cash to the holders of Class A common stock and Class B common stock, the holders of a majority of Class A common stock and Class B common stock, voting together as a single class, would be required to approve that dividend or distribution. In that scenario, each share of Class A common stock and Class B common stock would be entitled to one vote per share.

Our board of directors, after receiving the recommendation of a special committee of the board of directors (the “Special Committee”), determined that it is advisable and in our best interests, and in the best interests of our stockholders (other than Mr. Spiegel and Mr. Murphy and certain of their respective affiliates that hold shares of our capital stock, as to whom no determination was made), to declare and pay a special dividend of one share of Class A common stock as a one-time stock dividend on each outstanding share of our common stock (the “Special Dividend”); provided, however, that the Special Dividend shall not be declared until the first business day following the date on which (i) the 90-Day VWAP (as defined below) calculated as of such date equals or exceeds $40 per share (as adjusted to take into account any stock split, stock dividend or similar event), and (ii) the ratio of the 90-day VWAP to $8.70 (as adjusted to reflect reinvestment of any dividends and take into account any stock split, stock dividend or similar event) equals or exceeds the ratio of the average closing price of the S&P 500 index (as adjusted to reflect reinvestment of dividends) for the same 90 trading days, for which 90-Day VWAP was calculated to 8,862.85. “90-Day VWAP” means the average of the volume weighted average price per share of Class A common stock traded on the New York Stock Exchange, or any other national securities exchange on which the shares of Class A common stock are then traded, for each of the 90 trading days ending on, and including, the first trading day immediately preceding the date of determination of the 90-Day VWAP. If the 90-Day VWAP does not exceed $40 per share by July 21, 2032, the Special Dividend will not be declared and paid and the co-founder’s agreements shall terminate and be of no further force and effect.
Liquidation Rights. On our liquidation, dissolution, or winding-up, the holders of Class A common stock, Class B common stock, and Class C common stock will be entitled to share equally, identically, and ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of each class of common stock, including the Class A common stock, voting separately as a class. As a result, the holders of a majority of each class of common stock, including the Class A common stock, could defeat a proposed distribution of any assets on our liquidation, dissolution, or winding-up if that distribution were not to be shared equally, identically, and ratably.
Change of Control Transactions. The holders of Class A common stock, Class B common stock, and Class C common stock will be treated equally and identically with respect to shares of Class A common stock, Class B common stock, or Class C common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of each class of common stock, including the Class A common stock, voting separately as a class, on (i) the closing of the sale, lease, exclusive license, or other disposition of all or substantially all of our assets, (ii) the consummation of a merger, reorganization, consolidation, or share transfer which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity, or (iii) the closing of the transfer (whether by merger, consolidation, or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such asset sale, merger, reorganization, consolidation, or share transfer under any employment, consulting, severance, or other arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically. As a result, the holders of a majority of each class of common stock, including the holders Class A common stock, could defeat a change of control transaction if the holders of Class A common stock, Class B common stock, and Class C common stock were not to be treated equally and identically in such change of control transaction.
Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of Class A common stock, Class B common stock, or Class C common stock, the outstanding shares of the other classes will be subdivided or combined in the same manner.
If holders of Class A common stock are treated the same as holders of Class B common stock and Class C common stock with respect to the dividends and distributions, liquidation rights, change of control transactions, and subdivisions and combinations, such holders of Class A common stock will not have the right to vote on such matters.
No Preemptive or Similar Rights
Our Class A common stock, Class B common stock, and Class C common stock are not entitled to preemptive rights, and are not subject to conversion, redemption, or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock and Class C common stock described below.
Conversion
Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Each share of Class C common stock is convertible at any time at the option of the holder into one share of Class B common stock.
On any transfer of shares of Class B common stock, whether or not for value, each such transferred share will automatically convert into one share of Class A common stock, except for certain transfers described in our certificate of incorporation, including transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred. Any holder’s shares of Class B common stock will automatically convert into Class A common stock, on a one-to-one basis, on the death of the holder.
On any transfer of shares of Class C common stock, whether or not for value, each transferred share will automatically convert into one share of Class B common stock, except for certain transfers described in our certificate of incorporation, including transfers for tax and estate planning purposes, so long as the transferring holder or a qualified trustee for that holder continues to hold sole voting and dispositive power with respect to the shares transferred, and transfers between founders.
Any holder’s shares of Class C common stock will automatically convert into Class B common stock, on a one-to-one basis, on the date on which the number of outstanding shares of Class C common stock held by that holder represents less than 32,383,178 shares of Class C common stock, which represents 30% of the 107,943,924 shares of Class C common stock held by that holder on the date of the closing of our initial public offering. Any holder’s shares of Class C common stock will automatically convert into Class B common stock, on a one-to-one basis, nine months after the death of that holder. Once there are no shares of Class C common stock outstanding, all shares of Class B common stock will convert to Class A common stock, on a one-to-one basis, and all shares of Class A common stock will have one vote per share, as described in our certificate of incorporation. Either of our founders may transfer shares of Class B common stock or Class C common stock to the other founder or a founder’s permitted transferee without such transferred shares converting into Class A common stock or Class B common stock, respectively. In addition, either founder may transfer shares of Class B common stock or Class C common stock to a qualified trustee without such transferred shares converting into Class A common stock or Class B common stock, respectively. A qualified trustee is a professional in the business of providing trustee services that is subject to appointment and removal solely by that founder or, following a founder’s death or during the founder’s disability event, by the founder’s designated proxy (who may be the other founder or another person selected by the founder and approved to act in that role by the independent members of our board of directors). A qualified trustee may not have any pecuniary interest in any Class B common stock or Class C common stock held by any entity of which that person is a trustee. Shares of Class C common stock held by a founder’s qualified trustee will convert to Class B common stock nine months after the death of that founder. Termination of a founder’s employment or services with us does not result in conversion of Class C common stock held by such founder.
Once transferred and converted into Class A common stock, the Class B common stock may not be reissued. Once transferred and converted into Class B common stock, the Class C common stock may not be reissued.

Preferred Stock
Our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 500,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock, Class B common stock, or Class C common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our Class B common stock or Class C common stock, and the likelihood that such holders would receive dividend payments and payments on liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action.
Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws
Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our certificate of incorporation and bylaws provide for stockholder actions at a duly called meeting of stockholders or, before the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of the total number of authorized directors of our board of directors, the chair of our board of directors, our chief executive officer, or, before the date on which all shares of common stock convert into a single class, the holders of at least 30% of the total voting power of our Class A common stock, Class B common stock, and Class C common stock, voting together as a single class. Our bylaws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.
Our certificate of incorporation further provides for a tri-class common stock structure, which provides Mr. Spiegel, our co-founder and Chief Executive Officer, and Mr. Murphy, our co-founder and Chief Technology Officer, or Mr. Spiegel alone, with control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.
The foregoing provisions will make it more difficult for our existing stockholders, other than Mr. Spiegel and Mr. Murphy, or Mr. Spiegel alone, to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions, including the tri-class structure of our common stock, are intended to preserve our existing founder control structure, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies, and discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.
When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). Section 203 of the DGCL prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum
Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any director, officer, or other employee to us or to our stockholders; (iii) any action asserting a claim against us arising under the DGCL, our certificate of incorporation, or our bylaws; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine.
This provision would not apply to actions brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act of 1933, as amended (the “Securities Act”), creates concurrent jurisdiction for federal and state courts over all Securities Act claims, which means both courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Listing
Our Class A common stock is listed on the New York Stock Exchange under the symbol “SNAP.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC.